FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 14, 2021

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

The Bank of Spain has formally notified the binding minimum requirement for own funds and eligible liabilities, both total and subordinated (Minimum Requirement for Own Funds and Eligible Liabilities, ‘MREL’), for the resolution group headed by Banco Santander1 (the ‘Resolution Group’), as determined by the Single Resolution Board. This requirement will become effective on 1 January 2022 and will replace the previously applicable one which was announced through a material fact on 28 November 2019 (CNMV registration number 284012).

The MREL requirement (‘Total MREL’) has been set in terms of the Resolution Group’s total risk-weighted assets (Total Risk Exposure Amount, ‘TREA’) and in terms of leverage exposure (Leverage Ratio Exposure, ‘LRE’); within this Total MREL, a requirement which must be met through own funds and subordinated eligible liabilities (‘Subordinated MREL’) has been determined.

In accordance with the above- mentioned notice from the Bank of Spain, the Resolution Group must comply with the following MREL requirement2:

Requirements in terms of 'TREA'			Requirements in terms of 'LRE'
	2022	2024		2022	2024
Total MREL	29.85%	31.89%	Total MREL	13.82%	13.82%
Subordinated MREL	9.04%	9.04%	Subordinated MREL	6.02%	6.02%

As of 30 September, 2021, the structure of own funds and eligible liabilities of the Resolution Group meets the intermediate targets of the requirement determined by the Single Resolution Board effective on 1 January, 20223:

________________________

1 In accordance with the Multiple Point of Entry (“MPE”) resolution strategy of Santander Group:

-	the Resolution Group is composed of Banco Santander and its subsidiaries belonging to the same resolution group, mainly the entities of the sub-group headed by Santander Consumer Finance, S.A.;

-	a portion of the MREL requirement is calculated based on the intragroup exposures between the Resolution Group and the other resolutions groups of Santander Group (“MPE Add-On”); and

-	the amount resulting from the difference between the total risk-weighted assets and the risk-weighted assets linked to the MPE Add-On (“TREA post MPE Add-On”) is taken into account for purposes of calculating the Combined Capital Buffer.

2 The requirements have been calculated with information as of 31 December 2019. The requirements in terms of TREA do not include the relevant Combined Capital Buffer that may be applicable, which is calculated quarterly and is applied on the TREA post MPE Add-On.

3 As of 30 September, 2021:

-	The TREA is 369,552 million euros and the TREA post MPE Add-On is 292,398 million euros.

-	The LRE is 714,816 million euros.

-	The Combined Capital Buffer is 3.51%.

-	Total MREL requirement plus the Combined Capital Buffer, in terms of TREA, is 32.66%.

Own funds and eligible liabilities as of 30 September, 2021, in terms of 'TREA'		Own funds and eligible liabilities as of 30 September, 2021, in terms of 'LRE'
Total	34.59%	Total	17.88%
Subordinated	31.03%	Subordinated	16.04%

Banco Santander’s funding plan has been built to further strengthen MREL ratios and to comply with the final requirement by 1 January 2024, as well as with the applicable intermediate targets of the requirement determined by the Single Resolution Board.

Boadilla del Monte (Madrid), 14 December 2021

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to Banco Santander, S.A. (“Santander”) Q3 2021 Financial Report, published as Inside Information on 27 October 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 14, 2021	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance